UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): February 12, 2007

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 12, 2007, we issued a press release announcing our financial results for the quarter ended December 31, 2006. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

    The following exhibits are furnished herewith.

    Exhibit 99.1   Press Release, dated February 12, 2007, announcing our financial results for the quarter ended December 31, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

February 12, 2007
(Date)

/s/ John A. Rife
John A. Rife, Chief Executive Officer

FOR IMMEDIATE RELEASE
For: United Fire & Casualty Company
    118 Second Avenue SE, PO Box 73909
    Cedar Rapids, Iowa 52407-3909

Contact: John A. Rife, President/CEO, 319-399-5700

United Fire & Casualty Company Reports Strong Fourth Quarter 2006 Results and Record Annual Earnings

- **Fourth quarter net income totaled $29.3 million, or $1.06 per share / $88.1 million, or $3.37 per share, YTD**
- **Fourth quarter revenues totaled $166.4 million / $635.6 million YTD**
- **Fourth quarter combined ratio was 80.8%/ 87.9% YTD**
- **Book value of $24.62 per share as of December 31, 2006**

CEDAR RAPIDS, IA – February 12, 2007 – United Fire & Casualty Company (NASDAQ: UFCS) today reported fourth quarter 2006 net income of $29.3 million, or $1.06 per share, of basic and diluted earnings. The fourth quarter of 2005 had a net loss of $58.4 million, or $2.48 per share, of basic and diluted loss, which was primarily attributable to the impact Hurricane Katrina and Hurricane Rita had on our company during the fourth quarter of 2005.

Net operating income, which is net income excluding after-tax realized investment gains and losses, for the fourth quarter of 2006 was $28.1 million, or $1.02 per share. Net operating loss for the fourth quarter of 2005 was $58.7 million, or $2.49 per share.

Total revenues were $166.4 million, an increase of 3.5 percent from $160.8 million in the fourth quarter of 2005. Net premiums earned increased by 3.0 percent to $133.0 million in the fourth quarter of 2006, compared to $129.1 million in the fourth quarter of 2005. Investment income increased by 1.9 percent to $31.6 million in the fourth quarter of 2006, compared to $31.0 million in 2005. Net realized investment gains increased to $1.7 million in the fourth quarter of 2006, compared to $.5 million in the fourth quarter of 2005.

Pre-tax catastrophe losses, net of reinsurance, of $1.8 million for the fourth quarter of 2006 added 1.5 percentage points to the fourth quarter combined ratio, resulting in a reduction in after-tax earnings of $.04 per share. These losses were largely composed of costs incurred related to storms impacting the Midwest. Pre-tax charges, net of reinsurance, incurred from catastrophes during the fourth quarter of 2005 totaled $164.7 million, which added 139.4 percentage points to the fourth quarter 2005 combined ratio and reduced after-tax earnings by $4.54 per share. These charges were composed almost entirely of the incurred losses, and loss settlement expenses, resulting from Hurricane Katrina and Hurricane Rita.

"Our company had a strong fourth quarter, with record annual earnings in 2006," said President & CEO John A. Rife. "We continued to produce excellent non-catastrophe underwriting results and experienced a decrease in our non-catastrophe claims frequency for the fifth consecutive year.

"In 2007, our emphasis will remain on writing quality business, which has always been one of our company's core objectives. We continue to take steps to reduce our exposure by non-renewing selected personal and commercial risks in the Gulf Coast states, primarily in Louisiana. Additionally, in Louisiana, we have implemented both increased premium rates and higher deductibles on personal lines policies. Beginning January 1, 2007, the coverage limit on our catastrophe reinsurance coverage program increased from $185.0 million to $200.0 million, which includes our retention of $15.0 million in 2006 and $20.0 million in 2007.

"With our reduced exposure in Louisiana and increased catastrophe reinsurance protection, we believe that we are in a position where we would not exceed our catastrophe reinsurance coverage limits, with any future catastrophes similar in magnitude and intensity to Hurricane Katrina, which was the costliest catastrophe in the history of our company."

UNITED FIRE & CASUALTY COMPANY AND SUBSIDIARIES

Financial Results		Three Months Ended December 31,		Twelve Months Ended December 31,	
(In Thousands Except Per Share Data and Number of Shares)		**2006**	2005	**2006**	2005
Revenues					
Net premiums written	$	**120,630**	$ 116,356	$ **509,669**	$ 487,627
Net premiums earned	$	**132,997**	$ 129,073	$ **503,122**	$ 495,516
Investment income, net		**31,616**	31,017	**121,981**	118,847
Realized investment gains		**1,725**	475	**9,965**	4,540
Other income		**56**	221	**532**	702
Total Revenues		**166,394**	160,786	**635,600**	619,605
Benefits, Losses and Expenses					
Losses and loss settlement expenses		**68,929**	198,520	**292,789**	392,228
Increase in liability for future policy benefits		**6,151**	5,168	**19,737**	17,666
Amortization of deferred policy acquisition costs		**34,453**	32,028	**126,898**	115,473
Other underwriting expenses		**2,030**	2,492	**21,525**	32,955
Interest on policyholders' accounts		**11,605**	13,302	**49,159**	54,727
Total Benefits, Losses and Expenses		**123,168**	251,510	**510,108**	613,049
Income (loss) before income taxes		**43,226**	(90,724)	**125,492**	6,556
Federal income tax expense (benefit)		**13,960**	(32,296)	**37,407**	(2,488)
Net income (loss)	$	**29,266**	$ (58,428)	$ **88,085**	$ 9,044
Less preferred stock dividends and accretions	$	**—**	$ —	$ **—**	$ 4,106
Earnings (loss) available to common shareholders	$	**29,266**	$ (58,428)	$ **88,085**	$ 4,938
Net operating income (loss)	$	**28,145**	$ (58,737)	$ **81,608**	$ 6,093
Weighted average shares outstanding		**27,641,263**	23,597,143	**26,132,531**	22,444,793
Basic earnings (loss) per common share	$	**1.06**	$ (2.48)	$ **3.37**	$ 0.22
Diluted earnings (loss) per common share	$	**1.06**	$ (2.48)	$ **3.36**	$ 0.22
Cash dividends declared per common share	$	**0.135**	$ 0.12	$ **0.495**	$ 0.48

Following is a discussion of our year-to-date results.

For the year ended December 31, 2006, net income was $88.1 million, or $3.37 per share. Diluted earnings for the year ended December 31, 2006, were $3.36 per share. For the year ended December 31, 2005, net income was $9.0 million or $.22 per share of basic and diluted earnings (after providing for the dividend and accretion on convertible preferred stock). Net realized investment gains (before tax) were $10.0 million for the year ended December 31, 2006, compared to net realized investment gains (before tax) of $4.5 million for the year ended December 31, 2005. The improvement in net realized investment gains is primarily attributable to the $3.4 million gain recognized on the sale of American Indemnity Company.

Net operating income for the year ended December 31, 2006, was $81.6 million, or $3.12 per share, compared to net operating income of $6.1 million, or $.09 per share (after providing for the dividend and accretion on convertible preferred stock), for the year ended December 31, 2005. This improvement was primarily due to the impact Hurricane Katrina and Hurricane Rita had on our 2005 results.

Pre-tax catastrophe losses for the year ended December 31, 2006, net of reinsurance, of $59.8 million added 12.8 percentage points to the combined ratio, resulting in a reduction in after-tax earnings of $1.49 per share. Comparatively, pre-tax charges, net of reinsurance, of $205.1 million for the year ended December 31, 2005, added 45.1 percentage points to the combined ratio, resulting in an after-tax earnings impact of $5.93 per share.

Following is a discussion of fourth quarter 2006 results for each business segment.

Property and casualty insurance segment

In the fourth quarter of 2006, our property and casualty insurance segment's pre-tax income was $35.1 million, compared to a pre-tax loss of $101.0 million in the fourth quarter of 2005. The improvement is primarily attributable to the impact of Hurricane Katrina and Hurricane Rita on our fourth quarter 2005 financial results.

Net premiums written in the fourth quarter of 2006 were $112.2 million, compared to $106.4 million in the fourth quarter of 2005. The increase in net premiums written is attributable to increased renewals and new accounts in the fourth quarter of 2006. The favorable impact these factors had on our net premiums written was partially diminished by the continuation of pricing decreases in several of our lines of business. In our commercial lines, average premium prices declined by low single digits during the fourth quarter of 2006. Exceptions included property lines in geographic areas that are prone to catastrophic loss resulting from hurricanes and earthquakes, and workers compensation and commercial auto lines in a few states. In these states, we are attempting to increase rates and we have implemented or are implementing stricter underwriting guidelines and policy terms. The personal lines environment also continues to experience soft pricing. This is especially true for the automobile line of business and for property lines in areas not exposed to catastrophes. In the automobile line and property lines with no coastal exposure, we have experienced mid to upper single digit pricing decreases while in property lines with coastal exposure we have experienced double-digit pricing increases. The impact of increases or decreases in our personal line's premiums is not as material to our results as those of our commercial lines, because our personal lines business is less than 8.0 percent of our entire book of business.

Losses and loss settlement expenses decreased to $66.3 million in the fourth quarter of 2006 from $196.0 million in the fourth quarter of 2005. The improvement between quarters is attributable to the impact Hurricanes Katrina and Rita had on our fourth quarter 2005 underwriting results. While our catastrophe loss experience has improved, our non-catastrophe loss ratio has increased to 79.3 percent during the fourth quarter of 2006 from 53.5 percent in the fourth quarter of 2005, due to an increase in claim severity experienced in our fire, other liability, workers' compensation, and commercial auto lines of business during the fourth quarter of 2006. Despite the increase in the non-catastrophe loss ratio during the fourth quarter, our non-catastrophe underwriting results for the year remain strong, which reflects the low levels of claims frequency we have experienced.

The net loss ratio, which includes loss settlement expenses, was 53.4 percent for the fourth quarter of 2006 versus 166.0 percent for the fourth quarter of 2005. The fourth quarter 2006 commercial lines net loss ratio (including reinsurance) was 53.6 percent, compared to 144.0 percent in the fourth quarter of 2005. The fourth quarter 2006 personal lines net loss ratio was 51.2 percent, compared to 396.7 percent in the fourth quarter of 2005. The aggregate improvement is primarily attributable to the impact of Hurricane Katrina and Hurricane Rita on our fourth quarter 2005 financial results. The expense ratio was 27.4 percent in the fourth quarter of 2006, compared to 26.9 percent in the fourth quarter of 2005.

President & CEO John A. Rife said, "Despite continued pricing pressure in the insurance market, our levels of customer retention and new business in the fourth quarter leaves us optimistic about the potential for additional new business and renewal premium growth in the upcoming year. Also, we are certainly pleased with our fifth year of continued reduction in our non-catastrophe claims frequency.

"We are committed to increasing our average agency size in terms of premium volume among both new and existing agencies throughout our territories. Also, we are planning to expand our company's presence in the states of Alabama, Arkansas, Indiana, New Mexico, Texas and Utah, providing an additional source for premium growth in 2007.

"Although there are opportunities for significant growth in the Gulf Coast states, due to the reduced availability of insurance, we are practicing extreme caution when considering any new risks in the hurricane-prone areas of these states. This is reflective of our long-term company policy of emphasizing profitability over growth."

Property & Casualty Insurance Financial Results:	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Dollars in Thousands)	**2006**	2005	**2006**	2005
Revenues				
Net premiums written	$ **112,179**	$ 106,420	$ **476,402**	$ 453,683
Net premiums earned	$ **124,009**	$ 118,104	$ **467,031**	$ 456,147
Investment income, net	**10,951**	9,094	**40,225**	34,742
Realized investment gains (loss)	**418**	(428)	**6,986**	2,012
Other income (loss)	**(63)**	-	**(108)**	-
Total Revenues	**135,315**	126,770	**514,134**	492,901
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**66,252**	196,046	**278,504**	375,858
Amortization of deferred policy acquisition costs	**33,859**	31,450	**118,756**	106,348
Other underwriting expenses	**89**	300	**13,269**	25,536
Total Benefits, Losses and Expenses	**100,200**	227,796	**410,529**	507,742
Income (loss) before income taxes	**35,115**	(101,026)	**103,605**	(14,841)
Federal income tax expense (benefit)	**11,003**	(36,147)	**29,635**	(10,243)
Net income (loss)	$ **24,112**	$ (64,879)	$ **73,970**	$ (4,598)

Life insurance segment

In the fourth quarter of 2006, our life insurance segment recorded pre-tax income of $8.1 million, compared to $10.3 million for the fourth quarter of 2005. This deterioration was the result of a combination of factors. Total revenues diminished as the result of a $2.0 million decrease in net premiums earned and a $1.3 million decrease in investment income. The decrease in premiums earned was due to a decrease in premium written from traditional business and the continuing runoff of our credit life business, which we ceased writing in 2004. The decrease in our investment income reflects the impact that recent increased levels of annuity withdrawals has had on our level of assets available for investment. The decreased level of revenues was somewhat offset by a $1.7 million decrease in the provision for interest on policyholders' accounts, which is attributable to the impact of the net decrease in our annuity levels experienced in 2006.

The principal product of our life insurance segment is the single premium deferred annuity. Pursuant to U.S. generally accepted accounting principles (GAAP), we do not report annuity deposits as net premiums earned. Rather, we record annuity deposits as liabilities for future policyholder benefits. Revenues for annuities consist of policy surrender charges and investment income earned on policyholder deposits. In the fourth quarter of 2006, annuity deposits were $52.4 million, compared to $23.6 million in the fourth quarter of 2005. The increased level of annuity deposits is primarily due to an increase in renewals of existing annuities during the quarter. These deposits were somewhat offset by annuity surrenders and withdrawals of $33.6 million in the fourth quarter of 2006, compared to $30.5 million in the fourth quarter of 2005. Withdrawals have increased due to the attractiveness of short-term interest rate products, primarily bank CDs.

President & CEO John A. Rife said, "Although we experienced substantial statutory premium growth in the life insurance segment in the fourth quarter, it was somewhat offset by an increased level of annuity withdrawals. The current interest rate environment, comprised of an inverted yield curve, continues to present us with the challenge of balancing the demand for annuity withdrawals with the need to maintain a profitable interest rate spread on our interest-sensitive products.

"Throughout the upcoming year, we will be celebrating our 25-year anniversary of the introduction of Universal Life insurance with a variety of special events and promotions, including the release of our new Universal Life product, UNI III, which we believe will appeal to a new generation of customers."

Life Insurance Financial Results:		Three Months Ended December 31,				Twelve Months Ended December 31,		
(Dollars in Thousands)		**2006**		2005		**2006**		2005
Revenues								
Net premiums written	$	**8,451**	$	9,936	$	**33,267**	$	33,944
Net premiums earned	$	**8,988**	$	10,969	$	**36,091**	$	39,369
Investment income, net		**20,665**		21,923		**81,756**		84,105
Realized investment gains		**1,307**		903		**2,979**		2,528
Other income		**119**		221		**640**		702
Total Revenues		**31,079**		34,016		**121,466**		126,704
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**2,677**		2,474		**14,285**		16,370
Increase in liability for future policy benefits		**6,151**		5,168		**19,737**		17,666
Amortization of deferred policy acquisition costs		**594**		578		**8,142**		9,125
Other underwriting expenses		**1,941**		2,192		**8,256**		7,419
Interest on policyholders' accounts		**11,605**		13,302		**49,159**		54,727
Total Benefits, Losses and Expenses		**22,968**		23,714		**99,579**		105,307
Income before income taxes		**8,111**		10,302		**21,887**		21,397
Federal income tax expense		**2,957**		3,851		**7,772**		7,755
Net income	$	**5,154**	$	6,451	$	**14,115**	$	13,642

Financial condition and supplementary financial information

At December 31, 2006, our consolidated total assets were $2.8 billion, compared to $2.7 billion at December 31, 2005. Stockholders' equity at December 31, 2006, was $680.8 million, with a book value of $24.62 per share, versus stockholders' equity of $500.2 million, with a book value of $21.20 per share, as of December 31, 2005. Stockholders' equity included $93.5 million of after-tax net unrealized investment gains as of December 31, 2006, compared to $86.4 million of after-tax net unrealized investment gains as of December 31, 2005. Stockholders' equity as of December 31, 2006, also includes an after-tax charge of $10.2 million related to the impact of a new benefit plan accounting standard adopted by the company in the fourth quarter of 2006. This standard requires us to recognize the funded status of our pension and health benefit plans, which is the difference between the fair value of the plan assets and the benefit obligation, in our Consolidated Financial Statements.

Consolidated Financial Condition:		December 31,		December 31,
(Dollars in Thousands Except Per Share Data)		**2006**		2005
Total assets	$	**2,776,067**	$	2,721,924
Total stockholders' equity		**680,808**		500,212
Total stockholders' equity (book value) per share		**24.62**		21.20
Total cash and investments		**2,388,387**		2,254,421

P&C Supplementary Financial Analysts' Data:	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Dollars in Thousands)	**2006**	2005	**2006**	2005
GAAP combined ratio:				
Net loss ratio	**53.4%**	166.0%	**59.6%**	82.4%
Expense ratio	**27.4%**	26.9%	**28.3%**	28.9%
Combined ratio	**80.8%**	192.9%	**87.9%**	111.3%
Combined ratio (without catastrophes)	**79.3%**	53.5%	**75.1%**	66.2%
Statutory combined ratio:				
Net loss ratio	**53.8%**	161.5%	**60.2%**	81.2%
Expense ratio	**30.6%**	32.0%	**29.5%**	31.3%
Combined ratio	**84.4%**	193.5%	**89.7%**	112.5%
Combined ratio (without catastrophes)	**82.9%**	54.1%	**76.9%**	67.4%
Personal and commercial* lines underwriting analysis:				
Premiums earned - personal lines	$ **9,186** $	10,287	$ **37,270** $	42,189
Losses and loss settlement expenses incurred - personal lines	**4,706**	40,810	**30,278**	71,907
Personal lines net loss ratio	**51.2%**	396.7%	**81.2%**	170.4%
Premiums earned - commercial lines	$ **114,823** $	107,817	$ **429,761** $	413,958
Losses and loss settlement expenses incurred - commercial lines	**61,546**	155,236	**248,226**	303,951
Commercial lines net loss ratio	**53.6%**	144.0%	**57.8%**	73.4%
*Commercial lines information includes reinsurance results				

Non-GAAP Financial Measures

We believe that disclosure of certain non-GAAP financial measures enhances investor understanding of our financial performance. The non-GAAP financial measures we utilize in this release are net operating income, net premiums written, catastrophe losses, and statutory combined ratio. Net operating income is a key measure used by management and investors to monitor the operating results of a company's core business. Net premiums written, catastrophe losses and statutory combined ratio are statutory financial measures prepared in accordance with statutory accounting rules as prescribed by the National Association of Insurance Commissioners' *Accounting Practices and Procedures Manual*.

Net operating income: The difference between net income and net operating income is the inclusion in net income of after-tax realized investment gains and losses. We utilize net operating income because we believe it is a useful measure of the underlying performance of our business operations. Management and investors commonly evaluate operating earnings as an indicator of a company's financial performance. This measure also is described as net income before after-tax realized investment gains and losses. Because our calculation of net operating income may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies.

(Dollars in Thousands Except Per Share Data)

Fourth Quarter		Net Income (Loss)		After-Tax Realized Gains		Net Operating Income (Loss)		Net Income (Loss)/ Net Operating Income (Loss) Per Share	
2006	$	29,266	$	(1,121)	$	28,145	$	1.06 / $	1.02
2005		(58,428)		(309)		(58,737)		(2.48)/	(2.49)

Year to date		Net Income		After-Tax Realized Gains		Net Operating Income		Net Income/Net Operating Income per share*	
2006	$	88,085	$	(6,477)	$	81,608	$	3.37 / $	3.12
2005		9,044		(2,951)		6,093		0.22 /	0.09

*Per share amounts are calculated after providing for any applicable dividend and accretion on convertible preferred stock.

Net premiums written: Net premiums written is a statutory accounting measure representing the amount of premiums charged for policies issued during the period. We report these premiums as revenue as they are earned over the underlying policy period. We report net premiums written applicable to the unexpired term of a policy as unearned premium. We evaluate net premiums written as a measure of business production for the period under review.

(Dollars in Thousands)

Fourth Quarter		Net Premiums Written		Net Change in Unearned Premium		Net Premiums Earned	
2006	$	120,630	$	12,367	$	132,997	
2005		116,356		12,717		129,073	

Year to date		Net Premiums Written		Net Change in Unearned Premium		Net Premiums Earned	
2006	$	509,669	$	(6,547)	$	503,122	
2005		487,627		7,889		495,516	

Catastrophe losses: A catastrophe loss is a single incident or series of closely related incidents causing severe insured losses. Catastrophes are, by their nature, unpredictable. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. The Insurance Services Office (ISO), a supplier of property and casualty statistical data, defines as catastrophes those events that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We use this definition, but we also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. For the quarter ended December 31, 2006, losses from non-ISO catastrophes totaled $.3 million, compared to $.1 million for the quarter ended December 31, 2005. For the year ended December 31, 2006 and 2005 losses from non-ISO catastrophes totaled $.9 million and $.6 million, respectively. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements.

Statutory combined ratio: The combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

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United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets it's principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the fourteenth consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Among the factors that could cause our actual outcomes and results to differ are the following:

- the adequacy of our reserves established for Hurricanes Katrina and Rita, which are based on management estimates;
- developments in domestic and global financial markets that could affect our investment portfolio and financing plans;
- additional government and NASDAQ policies relating to corporate governance, and the cost to comply;
- changing rates of inflation;
- the valuation of invested assets;
- the valuation of pension and post-retirement benefit obligations;
- the calculation and recovery of deferred policy acquisition costs;
- the resolution of legal issues pertaining to the World Trade Center catastrophe;
- the ability to maintain and safeguard the security of our data;
- the resolution of regulatory and legal issues pertaining to Hurricane Katrina; and
- our relationship with our reinsurers.

These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 1, 2006, in our registration statement on Form S-3 filed with the SEC on April 10, 2006, in the "Risk Factors" section of our Final Prospectus Supplement filed with the SEC on May 12, 2006, and in our report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on October 30, 2006.